Contact

www.linkedin.com/in/lucy-y-739334a5 (LinkedIn)

Top Skills

Microsoft Office
PowerPoint
Social Media

Languages

Chinese (Limited Working)
English (Native or Bilingual)

Certifications

Microsoft Excel
Bloomberg Market Concepts

Lucy Y.

COO & Founder - Staax | Fintech | Techstars ‘21
New York City Metropolitan Area

Experience

Staax

COO & Founder
March 2021 - Present (2 years)

Techstars and Western Union backed Fintech Company

Techstars

Techstars / Western Union 2021 Class
July 2021 - October 2021 (4 months)

Techstars is an American seed accelerator founded in 2006 in Boulder, Colorado. As of 2019, the company had accepted over 1,600 companies into its programs with a combined market capitalization of $18.2bn USD. Fewer than 1% of the over 17,000 applicants are accepted.

This cohort by Techstars/ Western Union was focused on the movement of money, and consisted of 10 fintech companies total. The program focuses on connecting founders to mentors, investors, operators, and other entrepreneurs.

Goldman Sachs

2 years 1 month

Senior Analyst
December 2019 - July 2020 (8 months)

Analyst
July 2018 - December 2019 (1 year 6 months)
Greater New York City Area

American University Office of Information Technology

Business Analyst and Operations
October 2017 - July 2018 (10 months)
Washington D.C. Metro Area

Executive Office of the President, The White House

Junior Project Manager, White House IT
September 2016 - January 2017 (5 months)
Washington D.C. Metro Area

American University Office of Information Technology
1 year 8 months

Administrative Assistant
September 2015 - December 2016 (1 year 4 months)
Washington D.C. Metro Area

Front Desk Receptionist
August 2015 - December 2016 (1 year 5 months)
Washington D.C. Metro Area

Desk Receptionist
May 2015 - December 2016 (1 year 8 months)
Washington D.C. Metro Area

Lockton Companies
Extern
June 2016 - June 2016 (1 month)
Washington D.C. Metro Area

H&M
Sales Advisor
October 2014 - May 2016 (1 year 8 months)
Washington

Workplace Fairness
Digital Strategies intern
September 2015 - February 2016 (6 months)
Washington D.C. Metro Area

For the Good Hawaii
Junior Marketing Associate
June 2014 - August 2014 (3 months)

——————

Education

American University

Bachelor of Science in Business administration, Finance and Information
Technology

The Chinese University of Hong Kong

Exchange